

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

December 11, 2008

Mr. Jim Can
Chief Executive Officer
BWI Holdings, Inc.
3915 – 61st Ave.
Calgary, Alberta, Canada, T2C 1V5

Re: BWI Holdings, Inc. (formerly Gray Creek Mining Inc.)
Item 4.01 Form 8-K
Filed December 3, 2008
File No. 333-145471

Dear Mr. Can:

We have completed our review of your Item 4.01 Form 8-K and related filings
and have no further comments at this time.

Sincerely,

H. Roger Schwall
Assistant Director